Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES TENDER OFFER FOR

9.250% SENIOR SECURED NOTES DUE 2020 AND

9.000% SENIOR SECURED NOTES DUE 2018

MONTERREY, MEXICO, MARCH 25, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that CEMEX Finance LLC (“CEMEX Finance”), an indirect subsidiary of CEMEX, has commenced a tender offer (the “Tender Offer”) to purchase up to U.S.$1,080 million (the “Aggregate Maximum Tender Amount”) of the outstanding 9.250% Senior Secured Notes due 2020 (the “2020 Notes”) issued by CEMEX España, S.A., acting through its Luxembourg Branch, and 9.000% Senior Secured Notes due 2018 (the “2018 Notes” and, together with the 2020 Notes, the “Notes”) issued by CEMEX, subject to purchase in accordance with the acceptance priority level for each series of Notes (the “Acceptance Priority Level”) and possible proration as described in CEMEX Finance’s Offer to Purchase dated March 25, 2014.

The following table summarizes the material pricing terms for the Tender Offer:

				Dollars per U.S.$1,000 Principal Amount of Notes
Title of Security	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Base Consideration	Early Tender Premium	Total Consideration	Acceptance Priority Level
9.250% Senior Secured Notes due 2020	CEMEX España, S.A., acting through its Luxembourg Branch	151288AA5 / US151288AA51 E28087AA7 / USE28087AA77	U.S.$1,192,996,000	U.S.$1,072.50	U.S.$30.00	U.S$1,102.50	1
9.000% Senior Secured Notes due 2018	CEMEX, S.A.B. de C.V.	151290AW3 / US151290AW36 P2253THR3 / USP2253THR34	U.S.$1,650,000,000	U.S.$1,062.50	U.S.$30.00	U.S$1,092.50	2

The Notes will be purchased in accordance with the Acceptance Priority Level (in numerical priority order) as set forth in the table above, and proration of the 2020 Notes or 2018 Notes will be determined in accordance with the terms of the Tender Offer. If CEMEX Finance purchases any Notes in the Tender Offer, Notes tendered at or prior to 5:00 p.m., New York City time, on April 7, 2014 (the “Early Tender Date”), will be accepted for purchase in priority to other Notes tendered after the Early Tender Date even if such Notes tendered after the Early Tender Date have a higher acceptance priority than Notes tendered prior to the Early Tender Date. If at the Early Tender Date the aggregate principal amount of Notes validly tendered exceeds the Aggregate Maximum Tender Amount, CEMEX Finance reserves the right, at its option, not to accept any additional Notes tendered by holders of Notes after the Early Tender Date.

If Notes are validly tendered such that the aggregate principal amount tendered exceeds the Aggregate Maximum Tender Amount, CEMEX Finance will accept for purchase only the Aggregate Maximum Tender Amount of such Notes, and such Notes will be purchased in accordance with the Acceptance Priority Level, so that all such Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted. On any given settlement date, if only a portion of the tendered 2020 Notes or 2018 Notes, as applicable, may be accepted for purchase consistent with the Aggregate Maximum Tender Amount, the aggregate principal amount of such Notes accepted for purchase will be prorated based upon the aggregate principal amount of 2020 Notes or 2018 Notes, as applicable, that have been validly tendered and not yet accepted for purchase in the Tender Offer (with appropriate adjustment to avoid purchases of Notes in a principal amount other than U.S.$100,000 and an integral multiple of U.S.$1,000 in excess thereof), provided that in no event shall CEMEX Finance be obligated to purchase an aggregate principal amount of Notes exceeding the Aggregate Maximum Tender Amount. Nonetheless, Notes tendered prior to the Early Tender Date will have priority over those Notes tendered after the Early Tender Date notwithstanding any acceptance priority that may exist.

Holders of Notes that are validly tendered at or prior to the Early Tender Date and whose Notes are accepted for purchase will be entitled to receive the applicable Total Consideration, which includes an early tender payment equal to $30.00 per $1,000 principal amount of Notes (the “Early Tender Payment”). Holders who tender Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on April 22, 2014 (the “Expiration Date” ) and whose Notes are accepted for purchase will be entitled to receive only the applicable Base Consideration per $1,000 principal amount of Notes, which amount is equal to the applicable Total Consideration less the Early Tender Payment. Holders who validly tender their Notes in the Tender Offer and whose Notes are accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date preceding the applicable settlement date to, but not including, such settlement date. Holders of Notes who tender their Notes before the withdrawal deadline, which is 5:00 p.m., New York City time, on April 7, 2014, unless extended, may not withdraw their Notes after the withdrawal deadline, unless otherwise required by law. Holders who tender their Notes after the withdrawal deadline may not withdraw their Notes, unless otherwise required by law.

If, at the Early Tender Date, the principal amount of the Notes validly tendered exceeds the Aggregate Maximum Tender Amount (i.e., the Tender Offer is “fully subscribed”), CEMEX Finance has the option not to accept any additional Notes tendered after the Early Tender Date even if such Notes tendered after the Early Tender Date have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Date.

CEMEX Finance reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, increase or decrease the Aggregate Maximum Tender Amount or otherwise amend the terms of the Tender Offer.

The Tender Offer will expire at 11:59 p.m., New York City time, on April 22, 2014 and is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase, including, among others, CEMEX Finance having consummated the issuance of U.S.$1,000,000,000 aggregate principal amount of 6.000% Senior Secured Notes due 2024 (the “New Notes”) in an international capital markets offering, which is subject to market conditions. If and when issued, the New Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws. The New Notes may not be offered or sold in the United States absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable securities laws.

CEMEX Finance has retained Citigroup Global Markets Inc. (“Citigroup”) and J.P. Morgan Securities LLC (“J.P. Morgan”) to act as Dealer Managers for the Tender Offer. Holders with questions about the Tender Offer can contact Citigroup’s Liability Management Group at (800) 558-3745 (toll free) or (212) 723-6106 (collect); or J.P. Morgan’s Liability Management Group at (866) 846-2874 (toll free) or (212) 834-7279 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, D.F. King & Co., Inc., at (800) 769-7666 (toll-free) or (212) 269-5550 (collect).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase and the related letter of transmittal, copies of which will be delivered to holders of the Notes, and which set forth the complete terms and conditions of the Tender Offer. Holders are urged to read the Offer to Purchase and related letter of transmittal carefully before making any decision with respect to the Tender Offer. The Tender Offer is not being made to, nor will CEMEX Finance accept tenders of the Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX Finance, the Dealer Managers, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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